UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on October 24, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

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FOR IMMEDIATE RELEASE SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2006

Highlights
•	Third quarter 2006 earnings increased 12.9% to US$1.38 per ADR from US$1.22 per ADR for the third quarter 2005.
•	Earnings per ADR increased 28.7% from US$3.29 for the nine-month period ended September 30, 2005, to US$4.24 for the nine-month period ended September 30, 2006.
•	During the last 22 quarters, net income has been higher than the net income of the same quarter of the previous year.

Santiago, Chile, October 24, 2006.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the third quarter of 2006, which reached US$36.4 million (US$1.38 per ADR), 12.9% higher than the US$32.2 million recorded during the same period of the previous year. Operating income for the third quarter reached US$57.5 million, 16.8% higher than the US$49.3 million reported for the same period during 2005. Revenues totaled US$271.1 million, approximately 9.7% higher than the US$247.1 million recorded for the same period of 2005.

SQM’s Chief Executive Officer, Patricio Contesse, stated “We have achieved the 22nd straight quarter of improving results compared with the same quarter of the previous year. These results are in line with our original expectations and allow us to continue with the positive trends during the fourth quarter, which should be higher than the fourth quarter of 2005”.

Earnings for the first nine months of 2006 reached US$111.6 million (US$4.24 per ADR), 28.7% higher than the US$86.7 million reported for the first nine months of the previous year. Operating income reached US$170.5 million (22% of revenues), higher than the US$138.3 million (20% of revenues) of the first nine months of 2005. Revenues obtained during the first nine months of 2006 reached US$775.8 million, approximately 12.6% higher than the US$689.2 million reported for the same period of the previous year.

Patricio Contesse added, “We are committed with the strengthening of our competitive advantages, keeping the focus on our cost leadership. We have several ongoing initiatives related with productivity increases and yield improvements that will help us to offset the energy cost increase”

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

The analysis of the different business areas is the following:

1.- Specialty Plant Nutrition (SPN)

Revenues for specialty plant nutrition for the first nine months of 2006 reached US$378.3 million, similar to the US$380.5 million of the same period of the previous year.

During the third quarter of 2006 revenues reached US$128.1 million, lower than the US$137.4 million recorded for the third quarter of 2005.

Lower revenues obtained during the third quarter are mainly explained by:

•	The sales of potassium nitrate have been affected by increased competition. Additionally, in Brazil, the sales of sodium potassium nitrate have been lower than last year, mainly due to a reduction in the planted hectares of the target crops. This reduction in the planted hectares is believed to have been caused in part by the strengthening of the Real against the US dollar observed during the first half of 2006, affecting the export volumes of local producers.

•	Lower volumes of specialty plant nutrients sold in the Chilean market, due to a shift in volumes towards the fourth quarter of 2006. This was due to adverse weather conditions that delayed the start-up of the Chilean season. However, the results of our Chilean subsidiary, Soquimich Comercial were significantly higher than last year due to the recovery of the margins related with the fertilizer trading activity in Chile.

•	The lower volumes of potassium sulfate were mainly due to a shift in sales from the third quarter to the second and fourth quarter, maintaining the full year projections stable.

The lower sale volumes during this period were partially offset by better price conditions across most of our markets and higher sales volumes to China.

We expect that SPN sales volumes during fourth quarter 2006 will be higher than the sales volumes recorded in fourth quarter 2005.

Specialty plant nutrition gross margin(1) for the first nine months of 2006 represented approximately 38% of SQM’s consolidated gross margin.

2.- Iodine and iodine derivatives

Revenues for iodine and iodine derivatives for the third quarter of 2006 reached US$49.6 million, higher than the US$37.5 million of the same period of the previous year.

During the first nine months of 2006 revenues reached US$163.0 million, 45.3% higher than the US$ 112.1 million recorded for the first nine months of 2005.

World demand of iodine continues with the positive trend of the last few years. SQM sales volumes during the first nine months were significantly higher, mainly due to the acquisition of the iodine operation of the DSM Group in Chile. As expected, the additional iodine supply from our main competitors affected the rate of increase of our sales during the third quarter. We expect that our sales volumes during the fourth quarter will be higher than third quarter sales volumes and significantly higher than fourth quarter 2005.

Prices for the first nine months of this year grew on average close to US$ 4.0 per kilogram compared to the same period of the previous year.

Iodine and iodine derivatives gross margin for the first nine months of 2006 represented approximately 29% of SQM’s consolidated gross margin.

3.- Lithium and lithium derivatives

Revenues for lithium and lithium derivatives for the third quarter of 2006 were US$33.5 million, higher than the US$19.6 million reached for the same period of 2005

During the first nine months of 2006 revenues reached US$91.7 million, 50.7% higher than the $60.8 million recorded for the first nine months of 2005.

Higher revenues in this business line are explained by better price conditions as supply remains tight and an increase in sales volumes during third quarter.

Batteries continue being one of the most important drivers of the demand. In light of recent events, it is important to mention that battery producers worldwide have confirmed that the problems faced by some computer manufacturers regarding the safety of some batteries were not caused by the lithium-ion technology, but rather by a problem in the construction of those batteries.

We expect strong sales of lithium carbonate during the fourth quarter of 2006.

Lithium and lithium derivatives gross margin for the first nine months of 2006 represented approximately 21% of SQM’s consolidated gross margin.

4.- Industrial Chemicals

Industrial Chemicals revenues during the third quarter of 2006 reached US$17.9 million, slightly lower than the US$18.1 million recorded for the third quarter of 2005.

During the first nine months of 2006 revenues reached US$54.7 million, lower than the US$55.3 million of the same period of the previous year.

The decrease in revenues is mainly explained by a reduction in volumes sales to Taiwan and India, due to a lower demand from the CRT industry.

Industrial chemicals gross margin for the first nine months of 2006 represented approximately 7% of SQM’s consolidated gross margin.

5.- Others

Potassium chloride

Revenues for potassium chloride for the third quarter of 2006 reached US$13.3 million, higher than the US$8.4 million reached during the same period of 2005.

During the first nine months of 2006 revenues reached US$25.0 million, 4.2% higher than the US$ 24.0 million recorded in the first nine months of 2005.

The revenues increase is mainly explained by higher prices of potassium chloride and similar sales volumes during these nine months compared with the same period of 2005

Others gross margin for the first nine months of 2006 represented approximately 5% of SQM’s consolidated gross margin.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$50.8 million (6.5% of revenues) during the first nine months of 2006 compared to the US$47.5 million (6.9% of revenues) recorded during the first nine months of 2005.

Non-operating income for the first nine months of 2006 shows a US$25.4 million loss which compares to a US$24.1 million loss for the same period of the previous year. The main variations in the non-operating income are related to

•	An increase in net financial expenses(2), due to the strong capex program carried out in the past 12 months that resulted in an increase of the net financial debt of the company.

•	The increase in net financial expenses were partially counteracted by an increase of the capitalized interests during the first nine months of 2006.

•	During the first nine months of 2005, the company had provisions in the amount of US$6.5 million related to the French Arbitration Court ruling in connection with a claim presented by two French companies against SQM.

Outlook for the year 2006

Considering the improved market conditions for most of the company’s products we believe that the fourth quarter will be positive for the Company, yielding higher earnings and operating income than in the same period of the year 2005, continuing with the positive trend observed so far.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income during the period.

SQM is an integrated producer and distributor of specialty plant nutrition, industrial chemicals, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty plant nutrition, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty plant nutrition.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information contact:	Patricio Vargas, 56-2-4252274 / patricio.vargas@sqm.com
Romina Soza, 56-2-4252074 / romina.soza@sqm.com

Balance Sheet

(US$ Millions)	As of September 30
	2006	2005

Current Assets	815,8	667,0
Cash and cash equivalents (1)	88,1	74,5
Account receivables (2)	237,1	193,5
Inventories	387,5	315,4
Others	103,2	83,5

Fixed Assets	902,2	765,7

Other Assets	117,2	93,4
Investment in related companies (3)	59,3	37,4
Others	58,0	55,9

Total Assets	1.835,2	1.526,1

Current Liabilities	273,4	348,8
Short term interest bearing debt	102,0	202,7
Others	171,4	146,1

Long-Term Liabilities	467,6	152,0
Long term interest bearing debt	400,2	100,0
Others	67,4	52,0

Minority Interest	36,9	34,7

Shareholders' Equity	1.057,3	990,7

Total Liabilities	1.835,2	1.526,1

Current Ratio (4)	3,0	1,9
Net Debt / Total capitalization (5)	27,5%	18,2%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Net Interest bearing debt/ (Net Interest bearing debt + Equity+ Minority Int.)

Income Statement

			For the 9-month period
(US$ Millions)	For the 3rd Quarter		ended September 30,
	2006	2005	2006	2005

Revenues	271,1	247,1	775,8	689,2

Specialty Fertilizers	128,1	137,4	378,3	380,5
Potassium nitrate and Blended Fertilizers(1)	115,7	121,5	333,3	338,5
Potassium Sulfate	12,3	15,8	44,9	42,1
Industrial Chemicals	17,9	18,1	54,7	55,3
Industrial Nitrates	15,7	16,6	48,2	49,9
Sodium Sulfate	0,7	0,6	2,2	2,8
Boric Acid	1,4	0,9	4,3	2,5
Iodine and iodine derivatives	49,6	37,5	163,0	112,1
Lithium and lithium derivatives	33,5	19,6	91,7	60,8
Other Income	42,0	34,5	88,3	80,4
Potassium Chloride (Potash)	13,3	8,4	25,0	24,0
Others	28,7	26,1	63,3	56,4

Cost of Goods Sold	(173,8)	(164,1)	(488,4)	(453,2)
Depreciation	(22,1)	(17,3)	(66,1)	(50,3)

Gross Margin	75,2	65,7	221,3	185,7

Selling and Administrative Expenses	(17,7)	(16,4)	(50,8)	(47,5)

Operating Income	57,5	49,3	170,5	138,3

Non-Operating Income	(8,0)	(7,2)	(25,4)	(24,1)
Financial Income	3,4	1,3	9,5	4,2
Financial Expenses	(10,9)	(5,7)	(30,0)	(16,1)
Capitalized Interest (2)	3,1	1,5	8,1	3,4
Others	(3,7)	(4,3)	(12,9)	(15,6)

Income Before Taxes	49,5	42,1	145,1	114,2
Income Tax	(11,5)	(9,9)	(31,1)	(26,6)
Other Items	(1,7)	0,1	(2,5)	(0,9)

Net Income	36,4	32,2	111,6	86,7
Net Income per ADR (US$)	1,38	1,22	4,24	3,29

(1)	Includes Blended Fertilizers, YARA Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets
(3)	Income inv. related companies - loss inv. related companies

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:      /s/ Ricardo Ramos
      Ricardo Ramos
        Chief Financial Officer &
        Business Development SVP

    Date: October 24, 2006